UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)
(Amendment No. 1)

TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement Under Section 13(e)
of the Securities Exchange Act of 1934

GRINDROD SHIPPING HOLDINGS LTD.
(Name of the Issuer)

GRINDROD SHIPPING HOLDINGS LTD.
(Name of Persons Filing Statement)

Ordinary shares, no par value
 (Title of Classes of Securities)

Y28895103
(CUSIP Number of Class of Securities)

GRINDROD SHIPPING HOLDINGS LTD.
Grindrod Shipping Holdings Ltd.
#03-01 Southpoint
200 Cantonment Road
Singapore 089763
65 6632 1315

Attn: Stephen Griffiths
(Name, Address and Telephone Numbers of Person Authorized To Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Philip Richter
Roy Tannenbaum
Joshua Wechsler
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
(212) 859-8000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the transaction contemplated herein; passed upon the merits or fairness of such transaction; or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended or supplemented from time to time, the “Schedule 13E-3”) filed on October 28, 2022 with the U.S. Securities and Exchange Commission (the “SEC”) by Grindrod Shipping Holdings Ltd., a public company incorporated under the laws of the Republic of Singapore (“Grindrod” or the “Company”), relating to the cash tender offer by Good Falkirk (MI) Limited, a Republic of Marshall Islands company (“the Offeror”), a wholly owned subsidiary of Taylor Maritime Investments Limited, a Guernsey company limited by shares (“TMI”), to acquire up to 100% of the ordinary shares, no par value (collectively, the “Shares”), of the Company other than Shares held by the Offeror and other than Shares held in treasury, at a price of $21.00 per Share, payable to the holder thereof in cash, without interest thereon (the “Offer Price”), to be paid in conjunction with the payment of a special dividend of $5.00 per Share by the Company (the “Special Dividend”), representing aggregate consideration to the holders of Shares of $26.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 28, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”) and further described below, and in the related form of Letter of Transmittal (as amended or supplemented from time to time, each a “Letter of Transmittal”, and which, together with the Offer to Purchase, constitute the “Offer”), in accordance with Regulations 14D and 14E under the Securities Exchange Act of 1934, as amended, and the Singapore Code on Take-overs and Mergers, subject to certain exemptions granted by the SEC and the Securities Industry Council.

The information in the Schedule 13E-3 is incorporated into this Amendment No. 1 by reference to all of the applicable items in the Schedule 13E-3, except that such information is amended and supplemented to the extent provided in this Amendment No. 1. Capitalized terms used, but not otherwise defined, in this Amendment No. 1 shall have the meanings ascribed to them in the Schedule 13E-3.

The information contained in the Solicitation/Recommendation Statement on Schedule 14D-9 (Amendment No. 2), filed by the Company with the SEC on November 29, 2022, a copy of which is attached hereto as Exhibit (a)(2)(i), and the information contained in the Tender Offer Statement (Amendment No. 1) on Schedule TO, filed by TMI and the Offeror with the SEC on October 31, 2022, the information contained in the Tender Offer Statement (Amendment No. 2) on Schedule TO, filed by TMI and the Offeror with the SEC on November 7, 2022 and the information contained in the Tender Offer Statement (Amendment No. 3) on Schedule TO, filed by TMI and the Offeror with the SEC on November 29, 2022, a copy of which is attached hereto as Exhibit (a)(1)(v), is incorporated into this Amendment No. 1 by reference, and amends, supplements and restates, as the case may be, the Schedule 13E-3.

All information contained in this Amendment No. 1 and the Schedule 13E-3 concerning the Company, TMI and the Offeror has been provided by such person and not by any other person.

Item 15.	Additional Information.

Item 15 of the Schedule 13E-3 is hereby amended and supplemented to include the following as a new paragraph at the end of “(a), (b) The information contained in the Exhibits referred to in Item 16 below is incorporated herein by reference”:

“(c) Expiration and Results of the Offer and Commencement of Subsequent Offering Period.

The Offer and withdrawal rights expired at 11:59 p.m. New York City time, on November 28, 2022 (the “Expiration Time”). Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”) has advised TMI and the Offeror that, as of the Expiration Time, a total of 8,966,040 Shares had been validly tendered into and not validly withdrawn pursuant to the Offer, which, when added to the Shares owned by the Offeror and its affiliates (including any Shares to be issued to the Offeror in exchange for the Offeror’s payment of the Offer Price in respect of the Company Forfeitable Shares), collectively represent approximately 73.78% of all outstanding Shares as of such time (including the number of Shares that would result from the valid vesting and settlement in full of the Company Forfeitable Shares). The number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the minimum tender condition. Additionally, in accordance with the terms of the transaction implementation agreement, dated as of October 11, 2022 and entered into among the Company, TMI and the Offeror, the Company instructed its transfer agents to pay and distribute the Special Dividend, declared on October 28, 2022, to each holder of Shares as of November 25, 2022. As a result, the minimum tender condition, the irrevocable instruction condition and all other conditions to the consummation of the Offer set forth in the Offer to Purchase have been satisfied and the Offeror has accepted for payment and will promptly pay for all Shares validly tendered into and not properly withdrawn from the Offer.

Immediately following the acceptance by the Offeror of all validly tendered and not validly withdrawn Shares in accordance with the Offer, the Offeror has commenced a subsequent offering period during which tenders of Shares will be accepted (the “Subsequent Offering Period”). The Subsequent Offering Period will expire at 11:59 p.m., New York City time, on December 19, 2022, unless extended by the Offeror. During this Subsequent Offering Period, holders of Shares who have not previously validly tendered their Shares in the Offer may do so and will promptly receive the same Offer Price offered in the initial offering period. Shares tendered during this Subsequent Offering Period may not be withdrawn. In addition, no Shares tendered during the initial offer period may be withdrawn during this Subsequent Offering Period.

The announcements announcing the results of the Offer and the commencement of the subsequent offering period and the exchange rate for the offer price are attached as Exhibits (a)(5)(viii) to (a)(5)(x) to this Schedule 13E-3 and are incorporated herein by reference.”

Item 16.	Exhibits.

Item 16 is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

(a)(1)(v)	Tender Offer Statement (Amendment No. 3) on Schedule TO, dated November 29, 2022 (incorporated by reference to the Schedule TO filed by TMI and the Offeror with the SEC on November 29, 2022).

(a)(2)(i)	Solicitation/Recommendation Statement (Amendment No. 2) on Schedule 14D-9 (incorporated by reference to the Schedule 14D-9 filed by the Company with the SEC on November 29, 2022).

(a)(5)(viii)
Joint Announcement issued by TMI and the Company, dated November 29, 2022 (incorporated by reference to Exhibit (a)(5)(G) to the Schedule TO filed by TMI and the Offeror with the SEC on November 29, 2022).

(a)(5)(ix)
Announcement issued by the Company on the Stock Exchange News Services of the Johannesburg Stock Exchange, dated November 29, 2022, regarding Voluntary Conditional Offer Declared Unconditional in All Respects and Level of Acceptances (incorporated by reference to Exhibit (a)(5)(I) to the Schedule TO filed by TMI and the Offeror with the SEC on November 29, 2022).

(a)(5)(x)
Announcement issued by the Company on the Stock Exchange News Services of the Johannesburg Stock Exchange, dated November 29, 2022, regarding Exchange Rate for Offer Price (incorporated by reference to Exhibit (a)(5)(J) to the Schedule TO filed by TMI and the Offeror with the SEC on November 29, 2022).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Grindrod Shipping Holdings Ltd.

	By:	/s/ Stephen Griffiths
	Name:	Stephen Griffiths
	Title:	Chief Financial Officer and Interim Chief Executive Officer

Dated: November 29, 2022